Exhibit 99.1

Nexters announces results for the first quarter 2022 and proposes changes to the board of directors

August 4, 2022 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”) released its unaudited financial and operational results for the first quarter ended March 31, 2022, and announced proposed changes to the board of directors aimed at strengthening the Company’s corporate governance and sustainability.

First Quarter 2022 Highlights

Financial:

●	Record high quarterly revenues of $126 million, growing 45% year-over-year
●	Record high quarterly Net Profit of $23 million vs. loss of $12 million in the respective period of 2021
●	Сash flow generated from operating activities of $18 million
●	Cash and cash equivalents of $84 million as of March 31, 2022

Operational:

●	Quarterly bookings of $127 million, growing 13% year-over-year
●	375 thousand of monthly paying users, growing 18% year-over-year
●	Average Bookings per Paying User reached $108, 5% lower compared to Q1 2021
●	Nexters entered into agreements to acquire three gaming companies investing around $100 million to expand in midcore genres

Changes in the corporate governance

On July 25, 2022, in the interest of Nexters’ further international development, the Company’s Board of Directors (the “Board”) proposed to its shareholders to approve the following changes to the Company’s corporate governance:

●	Andrey Fadeev and Dmitri Bukhman will continue to serve as board members, Natasha Braginsky-Mounier and Andrew Sheppard will continue to serve as independent directors on the Board.
●	Ivan Tavrin will leave the Board and the position of Chairman of the Board, and will no longer be involved in the corporate governance, management or operation of the Company. A new chairman will be elected through voting by the Board.
●	Igor Bukhman and Boris Gertsovskiy will resign as directors of the Board, while remaining major shareholders and participating in the Company’s operations on the advising and management levels, respectively.
●	Three new independent directors will join the Board, which will result in increasing the share of independent directors from the existing 43% to 71%:

○	Tal Shoham – Tal has over 10 years of experience in gaming, ad-tech, growth & monetization technologies at such companies as SuperSonic, ironSource, and Huuuge. Tal’s primary areas are ad-monetization, user acquisition, marketing strategy, product, and M&A. Tal resides in Israel and currently is an angel investor & board member in a few early-stage gaming companies, Co-Founder and President of Tedooo and an LP investor at a leading Israeli venture fund Vgames. Tal holds a Bachelor’s degree in Politics, Government and Management from the Ben-Gurion University of the Negev.

○	Marie Holive – Marie has over 20 years of experience of finance and audit expertise in the media, tech, and healthcare, including Senior Audit Manager, Chief Financial Officer and Managing Director roles at such companies as General Electric and Comcast NBCUniversal. Marie resides in the UK and now serves as a coach and mentor at ICAEW, INSEAD and London Business School, as well as advises a number of corporations and start-ups. Marie holds a Master of Science in engineering, an MBA from London Business School and Columbia Business School, and a Non-Executive Director diploma from the Financial Times.
○	Olga Loskutova – Olga has over 20 years of experience in marketing and general management across Western/Eastern Europe, the United States, and the Middle East in such multinational corporations as Nestle, SABMiller, and Whirlpool. Olga resides in Italy and currently is the VP Product & Brand Marketing at Whirlpool EMEA. Olga Loskutova holds a degree in marketing from Plekhanov Russian University of Economics as well as executive development programs at IMD and Saïd Business School, University of Oxford.

“Recent months have been one of the most challenging periods in the Company's history,'' comments Andrey Fadeev, co-founder and CEO at Nexters. “Changes to operations, optimization, and other initiatives, including this reinforcement of the Board were the steps needed to set our Company on the right track. And with these measures in place, we look forward to Nexters’ further growth as an international public company.”

As the Company expects, the strong international, multi-industry background of the new independent directors in such areas as finance, marketing, and product strategies will contribute to Nexters’ further growth in the global markets.

All the changes to the Board are expected to become effective starting from August 28, 2022, following the shareholder voting. For further detail please refer to the Annual General Meeting notice filed by the Company on Form 6-K with the Securities and Exchange Commission (the “SEC”) on July 26, 2022.

Update on the recent performance

Following strong operational results in the first quarter of 2022, Nexters sees bookings declining in the second quarter of 2022, compared to the all-time high bookings level of the second quarter of 2021. This comes on the back of negative factors,such as the overall economic turbulence, a more challenging user acquisition market, as well as inability to conduct full capacity operations in a number of geographies due to the recent geopolitical events.

The Company is not in a position to provide guidance for the full year 2022 at the moment, but may do so when the situation becomes more predictable.

Update on Nasdaq listing

Since the suspension of trading in securities, imposed by Nasdaq on February 28, 2022, Nexters has been in regular communication with representatives of Nasdaq in regard to this issue.

Additionally, on May 13, 2022, in connection with an amendment to its registration statement on Form F-1 initially filed on September 22, 2021, the Company received a comment letter from the Staff of the SEC, primarily relating to requests for additional information on the risks related to the Company’s operations in Russia. That information can be found in the Post-Effective Amendment No. 3 to the Form F-1, filed on July 12, 2022.

First quarter 2022 financial performance

US$ million	Q1 2022	Q1 2021	Change (%)
Revenue	126	87	45%
Platform commissions	(33)	(24)	37%
Game operation cost	(9)	(4)	>100%
Selling and marketing expenses	(57)	(65)	(13%)
G&A expenses	(8)	(3)	>100%
Net Income/(Loss)	23	(12)	>100%
Cash flows generated from operating activities	18	18	1%

In the first quarter of 2022, our revenue increased by $39 million (or 45% year-over-year) and amounted to $126 million, driven primarily by an increase in bookings in the amount of $15 million (or 13%) year-over-year to $127 million and by a decrease of $24 million in change of deferred revenues during Q1 2022 vs the same period in the prior year.

Platform commissions increased by 37% in the first quarter of 2022 compared with the same period in 2021, driven primarily by the increase in revenues partially offset by an increase of share of revenue associated with lower commissions in Q1 2022 vs the same period in the prior year.

Game operation costs increased by $5 million in the first quarter of 2022 primarily due to an increase in headcount resulting from the expansion of our operations, as well as to support additional payments to our employees in light of the geopolitical crisis.

Selling and marketing expenses in the first quarter of 2022 decreased by $8 million, or 13% year-over-year, and amounted to $57 million. The decrease was mainly due to the suspension of our marketing activities in FSU countries due to recent geopolitical events as well as a general decrease of marketing expenses due to the saturation of the market in the first quarter of 2022.

General and administrative expenses (hereinafter referred to as “G&A expenses”) increased by $6 million in the first quarter 2022 vs. the first quarter 2021. The increase was primarily driven by an increase in personnel and other expenses resulting from the recurring expenses associated with listing on NASDAQ and the increase in the scale of the Group’s operations.

As a result of the factors above, net income in the first quarter of 2022 increased by 35 million and amounted to $23 million vs. a net loss of $12 million in the respective period of 2021.

Cash flows generated from operating activities were $18 million in the first quarter of 2022, remaining stable vs the first quarter of 2021.

First quarter 2022 operational performance in comparison

	Q1 2022	Q1 2021	Change (%)
Bookings ($ million)	127	112	13%
share of advertising	4.7%	3.5%	1.2 p.p.
MPU (thousand)	375	318	18%
ABPPU ($)	108	114	(5%)

The share of advertisement sales as a percentage of total bookings increased in the first quarter of 2022 to 4.7% compared to 3.5% in the respective period of 2021, with the change of 1.2 p.p. resulting from the execution of our strategy to increase the share of advertising revenues.

Our M&A transactions that we completed in Q1, together with what we attribute to be the result of our investments in marketing in 2021, resulted in a substantial increase in Monthly Paying Users, which reached 375 thousand in the first quarter of 2022 vs. 318 thousand in the respective period of 2021, representing a growth of 18%. The growth is primarily due to our acquisition of the PixelGun 3D gamers’ base accompanied by the growth of MPU across the titles that we developed organically.

ABPPU amounted to $108 in Q1 2022 and decreased in comparison to $114 in Q1 2021 as we originated a substantial number of new paying users in 2021 who tend to have lower ABPPUs at the beginning of their lifespans, accompanied by the fact that the share of the paying users located in the geographies where the users tend to spend less in online gaming increased in our number of total MPUs. In addition, Pixel Gun 3D has lower ABPPU than the titles that we operated in Q1 2021.

The increase in MPUs resulted in quarterly bookings of $127 million in the first quarter of 2022, which grew 13% year-over-year from $112 million in the first quarter of 2021.

Split of bookings by platform	Q1 2022	Q1 2021	Change (%)
Mobile	64%	65%	12%
Desktop	36%	35%	15%

The Desktop versions of our games enable us to access a wider audience and expand our addressable market. Additionally, bookings generated on this platform are subject to a lower commission, taking the platform commissions down to 27% of revenues in the first quarter of 2022, declining 1.7 p.p year-over-year.

In the mobile platforms, growth was predominantly driven by iOS.

Split of bookings by geography	Q1 2022	Q1 2021	Change (%)
US	31%	33%	5%
Asia	28%	21%	49%
Europe	21%	24%	0%
FSU	10%	13%	(13%)
Other	10%	9%	30%

Note: Due to the rounding the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those would be calculated based on the rounded numbers.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Media

Andrey Akimov | Chief Communications Officer

aa@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1, as amended, initially filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.